UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58542/September 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13105

In the Matter of	:	
	:	
KARTING INTERNATIONAL, INC.,	:	
KDGSPORTS.COM, INC.,	:	ORDER MAKING FINDINGS AND
KEYSTONE MORTGAGE FUND,	:	REVOKING REGISTRATIONS BY
KEYSTONE MORTGAGE FUND II, and	:	DEFAULT
KWIKWEB.COM, INC.	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 29, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice no later than August 1, 2008. The time for filing Answers has expired and no Answers have been received.

By Order dated August 20, 2008, I directed Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. No responses to the Order to Show Cause have been filed and the time for filing has expired. Accordingly, all five Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Karting International, Inc. (CIK No. 1126335) (Karting), is a Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Karting is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 28, 2003, which reported a net loss of $881,231 for the prior ten months.

KDGsports.com, Inc. (CIK No. 1095180) (KDG), is a Nevada corporation located in Las Vegas, Nevada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). KDG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 17, 1999.

Keystone Mortgage Fund (CIK No. 793038) (Keystone) is a canceled California limited partnership located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Keystone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1997.

Keystone Mortgage Fund II (CIK No. 812084) (Keystone II) is a canceled California limited partnership located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Keystone II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $49,889 for the prior three months.

KwikWeb.com, Inc. (CIK No. 1080235) (KwikWeb.com), is a revoked Nevada corporation located in Carlsbad, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). KwikWeb.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $623,517 for the prior nine months.

All of the Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Karting International, Inc., KDGsports.com, Inc., Keystone Mortgage Fund, Keystone Mortgage Fund II, and KwikWeb.com, Inc., are revoked.

_____
James T. Kelly
Administrative Law Judge